

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Frank Rahmani
Partner
Sidley Austin LLP
555 California Street, Suite 2000
San Francisco, CA 94104

> **Re: Biodesix, Inc.**
> **Schedule TO-I filed on June 23, 2023**
> **File No. 005-91818**

Dear Frank Rahmani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments . All defined terms used herein have the same meaning as in your Offering Memorandum.

Schedule TO-I filed on June 23, 2023

General

1. The cross reference in Item 7(b) to Section 6 of the Offering Memorandum appears to be inappropriate, as Section 6 sets forth the conditions to the consummation of the Exchange Offer rather than material conditions, if any, to any financing of consideration to be provided in the Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.

2. Disclose that tendered options may be withdrawn at any time after the expiration of 40 business days from the commencement of the tender offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

Determination of Validity, page 17

3. Refer to the following disclosure on page 17 of the Offering Memorandum: "Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the

conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Option or any particular Eligible Holder." Please revise to avoid the implication that you may waive a condition of the offer as to one or some holders only, rather than generally waiving such offer condition. All conditions to the offer must apply uniformly to all subject security holders.

Conditions of the Exchange Offer, page 20

4.   You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market.

5.   Refer to the following statement in this section: "We may waive the conditions, in whole or in part, at any time and from time to time prior to our acceptance of your tendered Eligible Options for exchange, whether or not we waive any other condition to the Exchange Offer." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. The phrase "at any time and from time to time" implies that bidder may wait until the end of the offer period to inform security holders. Please revise.

Information Concerning Biodesix; Financial Information, page 22

6.   Please disclose the book value per share of common stock as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A and Item 10 of Schedule TO.

7.   In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions